EXHIBIT 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
September 26, 2012

3.	News Release
September 26, 2012 - Vancouver, Canada and Whitehouse Station, New Jersey, USA

4.	Summary of Material Change
Cardiome Pharma Corp. and Merck, known as MSD outside the United States and Canada, announced that Merck will return the global marketing and development rights for both the intravenous (IV) and oral formulations for vernakalant to Cardiome.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Title: Phone No.:	Ms. Jennifer Archibald Chief Financial Officer 604-677-6905

9.	Date of Report
September 26, 2012

Per:	“Jennifer Archibald”
Jennifer Archibald, Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Merck Returns Global Marketing and Development Rights for Vernakalant to Cardiome

VANCOUVER, Canada and WHITEHOUSE STATION, N.J., Sept. 26, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) and Merck (NYSE:MRK), known as MSD outside the United States and Canada, today announced that Merck will return the global marketing and development rights for both the intravenous (IV) and oral formulations for vernakalant to Cardiome.

Vernakalant IV is marketed, in certain countries, under the brand name BRINAVESS.TM BRINAVESS was approved in the European Union on September 1, 2010 for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less.  Vernakalant IV is not approved for use in the United States or Canada.

The companies said that they will work together to smoothly transition activities and ensure continued availability of the product to physicians and patients in countries where the medicine is approved.

"We have made a business decision to return the rights for Vernakalant to Cardiome," said Michael Mendelsohn, M.D., senior vice president & head, atherosclerosis and cardiovascular research, Merck Research Laboratories. "We continue to support the safety and efficacy profile of vernakalant. We look forward to working with Cardiome to conduct a transition that has the best interests of patients and their physicians in mind.  Merck remains committed to developing new drugs for cardiovascular diseases."

"Cardiome looks forward to continued advancement of the launch of BRINAVESS IV worldwide and welcomes the opportunity to continue development of vernakalant oral worldwide and vernakalant IV in North America," said Dr. William Hunter, Interim CEO of Cardiome. "We thank Merck for its contribution to the Vernakalant program and anticipate a smooth transition for the physicians and patients who rely on BRINAVESS."

About Merck

Today's Merck is a global healthcare leader working to help the world be well. Merck is known as MSD outside the United States and Canada. Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions. We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships. For more information, visit www.merck.com and connect with us on Twitter, Facebook and YouTube.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Merck Forward-Looking Statement

This news release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that all of the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; Merck's ability to accurately predict future market conditions; dependence on the effectiveness of Merck's patents and other protections for innovative products; and the exposure to litigation and/or regulatory actions.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck's 2011 Annual Report on Form 10-K and the company's other filings with the Securities and Exchange Commission (SEC) available at the SEC's Internet site (www.sec.gov).

Cardiome Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: Media Contacts:
         Ron Rogers
         (908) 423-6449

         Investor Contacts:
         Alex Kelly
         Merck
         (908) 423-5185

         Cardiome Pharma
         (604) 676-6993